UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

November 2, 2014

(Date of earliest event reported)

LABORATORY CORPORATION OF AMERICA HOLDINGS

(Exact Name of Registrant as Specified in its Charter)

Delaware	1-11353	13-3757370
(State or other jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

358 South Main Street, Burlington, North Carolina	27215	336-229-1127
(Address of principal executive offices)	(Zip Code)	(Registrant’s telephone number including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement

On November 2, 2014, Laboratory Corporation of America Holdings, a Delaware corporation (the “Company”), Covance Inc., a Delaware corporation (“Covance”), and Neon Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of the Company (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Merger Sub will merge with and into Covance (the “Merger”), on the terms and subject to the conditions set forth in the Merger Agreement. Covance will survive the Merger as a wholly owned subsidiary of the Company.

Subject to the terms and conditions set forth in the Merger Agreement, at the effective time of the Merger, each share of common stock, par value $0.01 per share, of Covance (the “Covance Shares”) issued and outstanding immediately prior to the effective time of the Merger (other than (i) Covance Shares owned directly by Covance as treasury stock or owned directly by the Company or Merger Sub, (ii) certain shares of Covance restricted stock and (iii) Covance Shares that are owned by stockholders who have perfected and not withdrawn a demand for appraisal rights pursuant to Delaware law) will be converted into the right to receive (a) $75.76 in cash, without interest (the “Cash Consideration”), and (b) 0.2686 shares (the “Stock Consideration” and, together with the Cash Consideration, the “Merger Consideration”) of common stock, par value $0.10 per share, of the Company (the “Company Shares”).

The Merger Agreement contains customary representations and warranties of Covance, the Company and Merger Sub. Additionally, the Merger Agreement contains customary pre-closing covenants, including covenants requiring each party (i) to use reasonable best efforts to cause the consummation of the transactions contemplated by the Merger Agreement, (ii) to conduct its business in the ordinary course consistent with past practice and (iii) to refrain from taking certain actions without the other party’s consent. In addition the Merger Agreement requires that Covance covenant to not solicit proposals relating to alternative transactions or, subject to certain exceptions, enter into discussions concerning or provide information in connection with alternative transactions and that Covance covenant to, subject to certain exceptions, recommend that Covance’s stockholders adopt the Merger Agreement.

Consummation of the Merger is subject to customary conditions, including, among others, customary conditions relating to the adoption of the Merger Agreement by the requisite vote of Covance’s stockholders and expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. The obligation of each party to consummate the Merger is also conditioned upon the other party’s representations and warranties being true and correct (subject to certain materiality exceptions) and the other party having performed in all material respects its obligations under the Merger Agreement.

Prior to the adoption of the Merger Agreement by Covance’s stockholders, Covance’s board of directors may withdraw, qualify or modify its recommendation that Covance’s stockholders adopt the Merger Agreement or approve, recommend or otherwise declare advisable any Superior Proposal (as defined in the Merger Agreement), or terminate the Merger Agreement to enter into an Acquisition Agreement (as defined in the Merger Agreement) providing for a Superior Proposal, subject to complying with notice and other specified conditions, including giving the Company the opportunity to propose revisions to the terms of the transactions contemplated by the Merger Agreement during a period following notice and the payment of the Covance Termination Fee (as defined below) prior to or concurrently with such termination.

The Merger Agreement also provides for certain mutual termination rights of the Company and Covance, including the right of either party to terminate the Merger Agreement if the Merger is not consummated by the 7-month anniversary of the date of the Merger Agreement (the “Termination Date”). Either party may also terminate the Merger Agreement if the requisite Covance stockholder approval has not been obtained at a duly convened meeting of Covance’s stockholders, if an order permanently restraining, enjoining, or otherwise prohibiting consummation of the Merger shall become final and non-appealable or if the other party shall have breached any representations and warranties made in, or obligations under, the Merger Agreement and such breach would cause a failure of the other party’s conditions to close the Merger. In addition, the Company may terminate the Merger Agreement if the Covance board of directors fails to recommend the Merger to the Covance stockholders, changes its recommendation of the Merger prior to the Covance stockholder approval having been obtained or fails to publicly reaffirm its recommendation of the Merger under certain circumstances.

If the Merger Agreement is terminated by the Company as a result of the Covance board of directors failing to recommend the Merger to the Covance stockholders, changing its recommendation of the Merger prior to the Covance stockholder approval having been obtained or failing to publicly reaffirm its recommendation when required to do so under the Merger Agreement, then Covance shall be obligated to pay the Company a fee equal to $200,000,000 (the “Covance Termination Fee”).

Further, if the Merger Agreement is terminated (i) by the Company or Covance if the Covance stockholder approval has not been obtained at a duly convened meeting of Covance stockholders, (ii) by the Company or Covance if the Merger has not been consummated by the Termination Date and the Covance stockholders’ meeting to approve the Merger has not been held by such date or (iii) by the Company due to an incurable material breach by Covance, and prior to such termination but after the date of the Merger Agreement a bona fide acquisition proposal shall have been made to Covance or its stockholders, or any person shall have publicly announced an intention (whether or not conditional) to make a bona fide acquisition proposal with respect to Covance, and within 12 months of such termination, Covance or any of its subsidiaries consummates certain acquisition proposals or enters into an agreement contemplating certain acquisition proposals, then Covance shall be obligated to pay the Covance Termination Fee concurrently with such entry or consummation. If the Merger Agreement is terminated under certain circumstances, Covance must reimburse the Company for out-of-pocket expenses incurred by the Company in connection with the Merger Agreement and the transactions contemplated thereby up to a maximum of $30,000,000 or $50,000,000, depending on the reason for the circumstances giving rise to such termination (and any such reimbursement shall reduce on a dollar for dollar basis any Covance Termination Fee that subsequently becomes payable by Covance).

In addition, if the Merger Agreement is terminated under certain circumstances due to the failure to obtain antitrust regulatory approvals or the material breach by the Company of its obligations in respect of obtaining such antitrust regulatory approvals, the Company will pay Covance a reverse termination fee of $305,000,000.

The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement, which is filed as Exhibit 2.1 to this Form 8-K and incorporated herein by reference.

Financing the Merger

The Company plans to pay the Cash Consideration portion of the Merger Consideration from cash on hand and borrowings. The Company has obtained a financing commitment for a $4.25 billion senior unsecured bridge term loan credit facility comprised of a $3.85 billion 364-day unsecured debt bridge tranche and a $400 million 60-day cash bridge tranche (together, the “Bridge Facility”) to fund part of the Cash Consideration portion of the Merger Consideration pursuant to a commitment letter (the “Commitment Letter”) entered into on November 2, 2014, among the Company, Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Wells Fargo Bank, National Association and Wells Fargo Securities, LLC.. The funding of the Bridge Facility provided for in the Commitment Letter is contingent upon the satisfaction of customary conditions, including (i) execution and delivery of definitive documentation with respect to the Bridge Facility in accordance with the terms set forth in the Commitment Letter and (ii) consummation of the Merger in accordance with the Merger Agreement. The foregoing description of the Commitment Letter and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Commitment Letter, which is filed as Exhibit 10.1 to this Form 8-K and incorporated herein by reference.

The Company expects to replace some or all of the Bridge Facility prior to the closing of the Merger with permanent financing comprising senior unsecured notes and a term loan facility. There can be no assurance that the permanent financing will be completed.

Each of the Merger Agreement and the Commitment Letter has been included to provide investors with information regarding its terms. Neither is intended to provide any other factual information about the Company, Covance or their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Merger Agreement and the Commitment Letter were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties thereto, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under these agreements and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement and the Commitment Letter, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

Item 8.01	Other Events.

On November 3, 2014, the Company and Covance issued a joint press release announcing they had entered into the Merger Agreement. A copy of such joint press release is attached hereto as Exhibit 99.1, and is incorporated by reference herein.

Cautionary Statement Regarding Forward Looking Statements

This communication contains “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, known as the PSLRA. These statements, as they relate to Laboratory Corporation of America Holdings (“LabCorp”) or Covance Inc. (“Covance”), the management of either such company or the proposed transaction between LabCorp and Covance, involve risks and uncertainties that may cause results to differ materially from those set forth in the statements. These statements are based on current plans, estimates and projections, and therefore, you are cautioned not to place undue reliance on them. No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. LabCorp and Covance undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law. Forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and future financial results of the pharmaceutical industry, and other legal, regulatory and economic developments. We use words such as “anticipates,” “believes,” “plans,” “expects,” “projects,” “future,” “intends,” “may,” “will,” “should,” “could,” “estimates,” “predicts,” “potential,” “continue,” “guidance,” and similar expressions to identify these forward-looking statements that are intended to be covered by the safe harbor provisions of the PSLRA. Actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including, but not limited to, those described in the documents LabCorp and Covance have filed with the U.S. Securities and Exchange Commission (the “SEC”) as well as the possibility that (1) LabCorp and Covance may be unable to obtain stockholder or regulatory approvals required for the proposed transaction or may be required to accept conditions that could reduce the anticipated benefits of the merger as a condition to obtaining regulatory approvals; (2) the length of time necessary to consummate the proposed transaction may be longer than anticipated; (3) problems may arise in successfully integrating the businesses of LabCorp and Covance or such integration may be more difficult, time-consuming or costly than expected; (4) the proposed transaction may involve unexpected costs; (5) the businesses may suffer as a result of uncertainty surrounding the proposed transaction, including difficulties in maintaining relationships with customers or retaining key employees; (6) the parties may be unable to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction; or (7) the industry may be subject to future risks that are described in the “Risk Factors” section of the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed from time to time with the SEC by LabCorp and Covance. Neither LabCorp nor Covance gives any assurance that either LabCorp or Covance will achieve its expectations.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of LabCorp and Covance described in the “Risk Factors” section of their respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed by either of them from time to time with the SEC. All forward-looking statements included in this document are based upon information available to LabCorp and Covance on the date hereof, and neither LabCorp nor Covance assumes any obligation to update or revise any such forward-looking statements.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This document relates to a proposed transaction between Covance and LabCorp, which will become the subject of a registration statement and joint proxy statement/prospectus forming a part thereof to be filed with the SEC by LabCorp, and may be deemed to be solicitation material in respect of the proposed transaction. This document is not a substitute for the registration statement and joint proxy statement/prospectus that LabCorp will file with the SEC or any other documents that Covance or LabCorp may file with the SEC or send to stockholders in connection with the proposed transaction. Before making any voting decision, investors and security holders are urged to read the registration statement, joint proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction and related matters.

Investors and security holders will be able to obtain free copies of the registration statement, joint proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Covance or LabCorp through the website maintained by the SEC at www.sec.gov.

In addition, investors and security holders will be able to obtain free copies of the joint proxy statement/prospectus, once it is filed, from Covance by accessing Covance’s website at www.covance.com or upon written request to Covance Inc., Office of the Secretary, 210 Carnegie Center, Princeton, New Jersey 08540.

Participants in Solicitation

LabCorp, Covance and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Covance’s stockholders in connection with the proposed transaction. Information regarding Covance’s directors and executive officers is contained in the proxy statement for Covance’s 2014 Annual Meeting of Shareholders, which was filed with the SEC on March 24, 2014. You can obtain a free copy of this document at the SEC’s website at www.sec.gov or by accessing Covance’s website at www.covance.com. Information regarding LabCorp’s executive officers and directors is contained in the proxy statement for LabCorp’s 2014 Annual Meeting of Shareholders filed with the SEC on April 4, 2014. You can obtain a free copy of this document at the SEC’s website at www.sec.gov or by accessing LabCorp’s website at www.labcorp.com. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of this document as described in the preceding paragraph.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

2.1	Agreement and Plan of Merger, dated as of November 2, 2014, among Laboratory Corporation of America Holdings, Covance Inc. and Neon Merger Sub Inc.

10.1	Bridge Facility Commitment Letter, dated as of November 2, 2014, by and among the Company, Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Wells Fargo Bank, National Association and Wells Fargo Securities, LLC.

99.1	Press Release, dated November 3, 2014, jointly issued by Laboratory Corporation of America Holdings and Covance Inc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 3, 2014	LABORATORY CORPORATION OF AMERICA HOLDINGS

	By:	/s/ F. SAMUEL EBERTS III
F. Samuel Eberts III
Chief Legal Officer and Secretary

EXHIBIT INDEX

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of November 2, 2014, among Laboratory Corporation of America Holdings, Covance Inc. and Neon Merger Sub Inc.

10.1	Bridge Facility Commitment Letter, dated as of November 2, 2014, by and among the Company, Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Wells Fargo Bank, National Association and Wells Fargo Securities, LLC.

99.1	Press Release, dated November 3, 2014, jointly issued by Laboratory Corporation of America Holdings and Covance Inc.